NEWS RELEASE

Attention: Financial Editors	Stock Symbol: (PGF.UN) — TSX;
(PGH) — NYSE
PENGROWTH ENERGY TRUST ANNOUNCES
2007 YEAR END RESERVES INFORMATION
(Calgary, March 4, 2008) /Marketwire/ — Pengrowth Corporation, administrator of Pengrowth Energy Trust (collectively “Pengrowth”), is pleased to announce its 2007 year end reserves information.
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Pengrowth grew its reserve base in 2007 by seven percent on both a proved and proved plus probable basis to total approximately 241 million barrels of oil equivalent (boe) and 320 million boe, respectively. Pengrowth replaced 169 percent of production on a proved plus probable basis through a combination of organic development and acquisitions.
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Reserves per trust unit increased at December 31, 2007 to 1.30 boe per trust unit compared to 1.22 boe per trust unit in the previous year (on a proved plus probable basis). In addition, Pengrowth maintained stable production per trust unit in 2007 averaging 0.13 boe per day, consistent with the same measure in 2006.
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Finding and development costs in 2007 totaled $16.29 per boe on a proved plus probable basis excluding future development capital (FDC) and $17.44 per boe including FDC. Pengrowth’s three-year average finding and development costs demonstrate our ongoing focus on the efficient development of our assets and average $15.61 per boe on a proved plus probable basis excluding FDC and $16.89 per boe including FDC.
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Finding, development and acquisition costs in 2007 totaled $15.92 per boe on a proved plus probable basis excluding FDC and $18.97 per boe including FDC. Pengrowth’s three-year average finding, development and acquisition costs average $18.85 per boe on a proved plus probable basis excluding FDC and $21.05 per boe including FDC.
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Pengrowth’s estimated net asset value per trust unit, based on GLJ Petroleum Consultants (GLJ) commodity price assumptions at January 2008, existing royalty burdens and prior to consideration of income tax, increased by eight percent at December 31, 2007 to $16.62 per trust unit compared to $15.42 per trust unit at the end of 2006.

Reserves
Based on an independent engineering evaluation conducted by GLJ effective December 31, 2007 and prepared in accordance with National Instrument 51-101, Pengrowth had proved plus probable reserves of 319.9 mmboe. This represents a 169 percent replacement of production on a proved plus probable basis through the acquisition of 36.7 mmboe, net of dispositions, and additions of 17.4 mmboe resulting from drilling activity, improved recoveries and technical revisions, offset by 31.9 mmboe of production.
Proved producing reserves are estimated at 202.9 mmboe; these reserves represent approximately 84 percent of the total proved reserves of 241.2 mmboe. The total proved reserves account for 75 percent of the proved plus probable reserves. These percentages are the same as, or compare very closely to 2006 at 84 percent and 76 percent, respectively and represent the solid foundation of reserves Pengrowth is built on. In addition, Pengrowth has several future development opportunities that are not currently included in our reserves; these include our oilsands asset at Lindbergh, potential enhanced oil recovery through CO2 injection at our Greater Swan Hills light oil fields and exploration activity in the Puskwa area.
The before tax net present value of Pengrowth’s proved producing reserves, using a ten percent discount factor and GLJ January 1, 2008 pricing, account for 71 percent of the proved plus probable before tax value while the total proved reserves account for 81 percent of the proved plus probable before tax value. Using a 6:1 boe conversion rate for natural gas, approximately 39 percent of Pengrowth’s proved plus probable reserves are light/medium crude oil, seven percent are heavy oil, nine percent are NGLs and 45 percent are natural gas.
Pengrowth is a geographically diversified energy trust with properties located across Canada in the provinces of Alberta, British Columbia, Saskatchewan and offshore Nova Scotia. On a proved plus probable reserve basis, the Alberta, British Columbia, Saskatchewan and offshore Nova Scotia holdings account for 81 percent, four percent, 11 percent and four percent, respectively of reserves reported by GLJ.
Reserves Summary 2007
(Company Interest)
GLJ January 1, 2008 forecast prices and costs

	Light and				Oil	Oil
	medium	Heavy		Natural	equivalent	equivalent
	crude oil	oil	NGL’s	gas	2007	2006
	(mbbl)	(mbbl)	(mbbl)	(bcf)	(mboe)	(mboe)

Proved producing	73,509	14,682	19,920	568.7	202,898	188,961
Proved developed non-producing	482	30	504	23.9	4,997	8,187
Proved undeveloped	18,986	2,194	1,361	64.4	33,275	28,726

Total proved	92,977	16,906	21,786	657.0	241,169	225,875

Total proved plus probable	124,188	21,792	28,994	869.7	319,921	297,774

Reserve Reconciliation
Pengrowth added 54.0 mmboe of proved plus probable reserves during 2007, replacing production by 169 percent. Acquisition additions amounted to 65.1 mmboe, almost entirely from the purchase of ConocoPhillips properties which closed in January 2007, offset by non-core asset disposition programs during 2007 which resulted in a decrease of 28.4 mmboe. The balance of the additions, totaling 17.4 mmboe, resulted mainly from drilling activity. The most significant additions came from infill drilling at Twining, Monogram and Weyburn, drilling extensions at Harmattan, Cactus Lake and Fenn Big Valley and from Horseshoe Canyon coalbed methane development in southern Alberta. Production during 2007 amounted to 31.9 mmboe.
Reserves Reconciliation 2007
(Company Interest)
GLJ January 1, 2008 forecast prices and costs

	Light and medium	Heavy		Natural	Oil
	crude oil	oil	NGL’s	gas	equivalent
	(mbbl)	(mbbl)	(mbbl)	(bcf)	(mboe)

Total proved
December 31, 2006	84,870	14,244	22,450	626	225,875
Extensions	932	30	496	31	6,588
Infill drilling	1,188	—	235	11	3,314
Improved recovery	482	—	25	1	592
Technical revisions	3,063	738	357	18	7,170
Discoveries	—	—	23	1	165
Acquisitions	14,278	5,943	3,144	166	51,046
Dispositions	(2,227)	(1,432)	(1,509)	(99)	(21,682)
Production	(9,609)	(2,616)	(3,434)	(97)	(31,901)

December 31, 2007	92,977	16,906	21,786	657	241,169

Proved plus probable
December 31, 2006	112,388	18,336	29,142	827	297,774
Extensions	791	40	495	41	8,136
Infill drilling	2,144	—	395	19	5,738
Improved recovery	903	—	40	1	1,180
Technical revisions	1,616	561	442	(3)	2,094
Discoveries	—	—	26	1	227
Acquisitions	19,176	7,485	3,875	207	65,115
Dispositions	(3,220)	(2,014)	(1,987)	(127)	(28,442)
Production	(9,609)	(2,616)	(3,434)	(97)	(31,901)

December 31, 2007	124,188	21,792	28,994	870	319,921

Net Present Value (NPV) Summary 2007*
At GLJ January 1, 2008 forecast prices and costs
Before income taxes:

		Discounted	Discounted	Discounted	Discounted
($ millions)	Undiscounted	at 5%	at 10%	at 15%	at 20%

Proved reserves
Proved developed producing	6,212	4,744	3,885	3,321	2,921
Proved developed non-producing	134	100	79	65	55
Proved undeveloped	1,127	688	459	322	234

Total proved reserves	7,473	5,532	4,423	3,708	3,210
Probable reserves	2,960	1,602	1,033	740	565

Total proved plus probable reserves	10,433	7,134	5,456	4,448	3,775

*	Prior to provision for interest, debt service charges and general and administrative expenses.
Changes to Royalty Legislation
On October 25, 2007 the Government of Alberta unveiled a new methodology to calculate the royalties it receives. The new regime will introduce royalties for conventional oil, natural gas, and bitumen effective January 1, 2009 that are linked to price and production levels. As of December 31, 2007, the province had not introduced the enabling legislation or the specific details on a number of issues.
Based on the January 2008 commodity price assumptions of GLJ and their interpretations of the proposed royalty changes, it is anticipated that the new royalty regime would result in the following changes to Pengrowth when compared to the current royalty structure:
•	An increase in the royalty expense in 2009, the first year the royalty changes take effect, to 22 to 24 percent of oil and gas sales, compared to the 2008 forecast royalty expense of 20 percent.

•	A decline in before income tax net present value, discounted at 10 percent, of the future net revenues associated with Pengrowth’s reserves of three to five percent (on both a total proved and proved plus probable basis).

•	A decrease of less than one half of a percent in Pengrowth company interest reserves.

•	A decline of five to seven percent in Pengrowth’s cash flow for 2009.
The reserves and net present values shown in this press release do not reflect the impact of the changes discussed above and the impact of the Specified Investment Flow-Through (SIFT) tax.

GLJ’s January 1, 2008 price forecast is shown below:

		Edmonton light	Natural gas
	WTI crude oil	crude oil	at AECO
Year	($US/bbl)	($Cdn/bbl)	($Cdn/mmBtu)

2008	92.00	91.10	6.75
2009	88.00	87.10	7.55
2010	84.00	83.10	7.60
2011	82.00	81.10	7.60
2012	82.00	81.10	7.60
2013	82.00	81.10	7.60
2014	82.00	81.10	7.80
2015	82.00	81.10	7.97
2016	82.02	81.12	8.14
2017	83.66	82.76	8.31
escalate thereafter	+2.0%/yr	+2.0%/yr	+2.0%/yr
Net Asset Value (NAV) at December 31, 2007
In the following table, Pengrowth’s before tax net asset value is estimated with reference to the present value of future net cash flows before income tax from reserves, as estimated by GLJ and calculated using the GLJ escalated price forecast.
Net Asset Value (NAV)
NAV at December 31, 2007, before tax

GLJ Escalated
($ thousands, except per unit amounts)	Price Forecast

Value of proved plus probable reserves discounted at 10%	5,455,881
Undeveloped lands (1)	239,893
Working capital deficit (2)	(34,423)
Reclamation funds	18,094
Long-term debt	(1,203,236)
Fair value of risk management contracts (3)	(79,401)
Other liabilities (4)	(87,192)
Asset retirement obligations (5)	(206,868)

Net asset value	$4,102,748
Units outstanding (000’s)	246,846
NAV per unit	$16.62

(1)	Pengrowth’s internal estimate; calculated using the average land sale prices paid in 2007 in Alberta, Saskatchewan and British Columbia.

(2)	Excludes distributions payable, current portion of risk management contracts and future income taxes.

(3)	Represents the total fair value of risk management contracts at December 31, 2007.

(4)	Other liabilities include convertible debt and non-current contract liabilities.

(5)	The asset retirement obligation is based on Pengrowth’s estimate of future site restoration and abandonment liabilities, except that it is discounted at 10 percent, less that portion of the asset retirement obligations costs that are included in the value of proved plus probable reserves.

Reserve Life Index (RLI)
Pengrowth’s proved RLI increased to 8.2 from 8.0 last year. The proved plus probable RLI of 10.4 years can be compared to last year’s value of 10.1 years. The increases are mainly due to Pengrowth’s ongoing development efforts which are aimed at increasing reserves and extending the life of its producing fields.

Reserve Life Index	2007	2006	2005

Total proved	8.2	8.0	8.6
Proved plus probable	10.4	10.1	10.4
FINDING, DEVELOPMENT AND ACQUISITION COSTS
Finding and Development Costs
During 2007, Pengrowth spent $283.1 million on development and optimization activities, which added 17.8 mmboe of proved and 17.4 mmboe of proved plus probable reserves including revisions. The largest additions were from infill drilling at Twining, Monogram and Weyburn, drilling extensions at Harmattan, Cactus Lake and Fenn Big Valley and Horseshoe Canyon coalbed methane development in southern Alberta, as well as performance related positive technical revisions at Fenn Big Valley, Jenner and Sable Island.
In total, Pengrowth participated in drilling 511 gross wells (175 net wells) during 2007 with a 97 percent success rate.
At Judy Creek, infill drilling and ongoing development and optimization of the hydrocarbon miscible flood projects continue to be a focus for Pengrowth along with routine maintenance capital expenditures for facility upgrades. Similar infill drilling and miscible flood development occurred in the Swan Hills Unit No. 1.
The Carson Creek assets were acquired in late 2006 and activity began to increase during 2007. Two wells were drilled and optimization work has started. A 3D seismic program was shot over the oil unit which identified several drilling locations budgeted for 2008.
Further development and optimization occurred in the Weyburn field in southeast Saskatchewan. A large infill drilling program was carried out in 2007 along with new pattern development in the CO2 miscible flood project area. A third recycle compressor was also installed and other facility maintenance and upgrades were carried out.
In 2007, Pengrowth participated in numerous Horseshoe Canyon coalbed methane wells in the Twining, Lone Pine Creek and Fenn Big Valley areas of southern Alberta. The entire 63 well program drilled by Pengrowth in 2006 was tied-in and brought on stream in 2007. In addition, Pengrowth drilled and completed its first horizontal Mannville coalbed methane well in Fenn Big Valley during 2007. The well is expected to be on stream in early 2008 and additional Mannville drilling is planned.
Various multi-well infill drilling programs were conducted during 2007 to increase production and maximize recoveries. In the heavy oil area, a 13 well vertical infill program drilled late in 2006 in the Tangleflags steam assisted gravity drainage project were completed and brought on stream in early 2007. An 18 well drilling program targeting gas in the Viking and Mannville also proved to be quite successful in Cosine and Primate. Ongoing shallow gas development occurred with multi-well infill programs at Three Hills/Twining and Monogram. In the Dunvegan Gas Unit, another 10 infill wells were drilled. Development drilling and facility optimization occurred in the Olds/Harmattan area.

Acquisitions and Divestitures
Pengrowth experienced another active year in 2007 making significant strategic asset acquisitions and disposing of certain non-core assets in an ongoing effort to high-grade its portfolio. Pengrowth spent $1,036 million on acquisitions adding 51.0 mmboe of proved and 65.1 mmboe of proved plus probable reserves. Total proceeds from dispositions during 2007 were $476 million ($459 million net of adjustments) resulting in a decrease of 21.7 mmboe proved and 28.4 mmboe proved plus probable reserves.
In January 2007, Pengrowth closed the acquisition of four subsidiaries of ConocoPhillips. Many of the assets fit well with Pengrowth’s existing core areas or provided sufficient size to establish new focus areas. Pengrowth’s operations in southern Alberta were expanded with the addition of gas and oil production in the Bantry, Jenner, Lethbridge, Fenn Big Valley and Harmattan areas. The addition of the Goose River and Deer Mountain assets was a strategic fit with Pengrowth’s presence in the Judy Creek, Carson Creek and Swan Hills area, while the Red Earth assets provided a new growth area for oil production.
Pengrowth conducted two disposition programs during 2007. The programs consisted of numerous relatively small, non-core properties scattered across Saskatchewan, Alberta and northeast British Columbia. The sale packages closed at various times during the year. In addition, Pengrowth chose to divest two assets, Freefight and Ante Creek, from the ConocoPhillips acquisition.
Finding, Development and Acquisition Costs
Pengrowth’s finding, development and acquisition costs are summarized below. These are determined separately for exploration and development activity and acquisition and disposition transactions, with and without change in future development costs (FDC). Future development costs reflect the amount of estimated capital that will be required to bring non-producing, undeveloped or probable reserves on stream. These forecasts of future development costs will change with time due to ongoing development activity, inflationary changes in capital costs and acquisition or disposition of assets.

Finding, Development and Acquisition Costs	2007
Company Interest Reserves		Proved plus
GLJ January 1, 2008 forecast prices and costs	Proved	probable

Finding, development and acquisition costs excluding future development capital
Exploration and development capital expenditures ($ thousands)	$283,100	$283,100
Exploration and development reserve additions including revisions (mboe)	17,830	17,376

Finding and development cost ($ per boe)	$15.88	$16.29

Net acquisition capital ($ thousands)	$577,100	$577,100
Net acquisition reserve additions (mboe)	29,364	36,673

Net acquisition cost ($ per boe)	$19.65	$15.74

Total capital expenditures including net acquisitions ($ thousands)	$860,200	$860,200
Reserve additions including net acquisitions (mboe)	47,194	54,049

Finding, development and acquisition cost ($ per boe)	$18.23	$15.92

Finding, development and acquisition costs including future development capital
Exploration and development capital expenditures ($ thousands)	$283,100	$283,100
Exploration and development change in FDC ($ thousands)	$8,000	$20,000
Exploration and development capital including change in FDC ($ thousands)	$291,100	$303,100
Exploration and development reserve additions including revisions (mboe)	17,830	17,376

Finding and development cost ($ per boe)	$16.33	$17.44

Net acquisition capital ($ thousands)	$577,100	$577,100
Net acquisition FDC ($ thousands)	$115,000	$145,000
Net acquisition capital including FDC ($ thousands)	$692,100	$722,100
Net acquisition reserve additions (mboe)	29,364	36,673

Net acquisition cost ($ per boe)	$23.57	$19.69

Total capital expenditures including net acquisitions ($ thousands)	$860,200	$860,200
Total change in FDC ($ thousands)	$123,000	$165,000
Total capital including change in FDC ($ thousands)	$983,200	$1,025,200
Reserve additions including net acquisitions (mboe)	47,194	54,049

Finding, development and acquisition cost including FDC ($ per boe)	$20.83	$18.97

Total Future Net Revenue (Undiscounted)
GLJ January 1, 2008 forecast pricing:

						Revenue		Revenue
			Operating	Development	Abandonment	before	Income	after
($ millions)	Revenue	Royalties	costs	costs	Costs(1)	income tax	Tax (2)	income tax

Proved producing	12,926	2,137	4,172	211	194	6,212	734	5,478
Proved developed non-producing	266	56	55	16	4	135	36	99
Proved undeveloped	2,562	412	669	339	16	1,126	419	707

Total proved	15,754	2,605	4,896	566	214	7,473	1,189	6,284
Total probable	5,718	984	1,495	253	26	2,960	1,147	1,813

Proved plus probable	21,472	3,589	6,391	819	240	10,433	2,336	8,097

(1)	Downhole abandonment costs

(2)	Income tax calculations incorporate the SIFT tax at 26.5 percent in 2011 and 25 percent thereafter based on the recently announced Canadian federal budget.
Tax Pools
On a combined basis, Pengrowth’s tax pools total approximately $2.9 billion. The table below provides an estimate of tax pools at both the trust and the operating entity level as at December 31, 2007. These estimates are based upon forecasts prepared internally and have not been verified by any provincial or federal taxing authority. They have been included for information purposes only.

($ millions)

Trust Tax Pools	$1,260

Operating Entity Tax Pools
COGPE	39
CDE	431
UCC	728
CEE	47
Other (Injectants, etc.)	353

Total Tax Pools	$2,858

PENGROWTH CORPORATION
James S. Kinnear
Chairman, President and Chief Executive Officer
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: 1-866-341-3586
For media inquiries contact:
Telephone: (403) 266-8355 Facsimile: 1-866-341-3586
Advisory:
All amounts are stated in Canadian dollars unless otherwise specified. All reserves and production information herein is based upon Pengrowth’s company interest (Pengrowth’s working interest share of reserves or production plus Pengrowth’s royalty interest, being Pengrowth’s interest in production and payment that is based on the gross production at the wellhead), before royalties and using GLJ’s January 1, 2008 forecast prices and costs.
Caution Regarding Engineering Terms:
When used herein, the term “boe” means barrels of oil equivalent on the basis of one boe being equal to one barrel of oil or NGLs or 6,000 cubic feet of natural gas (6 mcf: 1 bbl). Barrels of oil equivalent may be misleading, particularly if used in isolation. A conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In addition, Pengrowth uses the following frequently recurring industry terms in this press release: “bbls” refers to barrels, “mbbls” refers to a thousand barrels, “mboe” refers to a thousand barrels of oil equivalent, “mcf” refers to thousand cubic feet, “bcf” refers to billion cubic feet.
Caution Regarding Forward Looking Information:
This press release contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of the Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “guidance”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to, benefits and synergies resulting from Pengrowth’s corporate and asset acquisitions, business strategy and strengths, goals, focus and the effects thereof, acquisition criteria, capital expenditures, reserves, reserve life indices, estimated production, production additions from Pengrowth’s development programs, remaining producing reserves lives, operating expenses, royalty rates, net present values of future net revenue from reserves, future development capital, commodity prices and costs, exchange rates, the impact of contracts for commodities, development plans and programs, tax horizon, future income taxes, taxability of distributions, the impact of proposed changes to Canadian tax legislation or U.S. tax legislation, abandonment and reclamation costs, government royalty rates and expiring acreage. Statements relating to “reserves” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.
Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements.
These factors include, but are not limited to: changes in general economic, market and business conditions; the volatility of oil and gas prices; fluctuations in production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth’s ability to replace and expand oil and gas reserves; geological, technical, drilling and processing problems and other difficulties in producing reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; compliance with environmental laws and regulations; actions by governmental or regulatory agencies, including changes in tax laws; the failure to qualify as a mutual fund trust; Pengrowth’s ability to access external sources of debt and equity capital; and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Further information regarding these factors may be found under the heading “Risk Factors” in our most recent Annual Information Form, under the heading “Business Risks” in our most recent year-end Management’s Discussion and Analysis, and in our most recent consolidated financial statements, management information circular, quarterly reports, material change reports and news releases. The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.
Note to US Readers
The SEC generally permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves after the deduction of royalties and interests of others and does not permit the disclosure of reserves or estimated future net cash flows from reserves based on escalating prices and costs. Because we are permitted to prepare our reserves information in accordance with Canadian disclosure requirements, we have included reserves designated as “probable”, disclosed reserves before the deduction of royalties and interests of others and determined and disclosed our reserves and the estimated future net cash therefrom using escalated prices and costs. See “Presentation of our Reserve Information” in our most recent Annual Information Form or Form 40-F for more information.